FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of October 1, 2006 to October 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................


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                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: November 21, 2006




/s/ P M Smyth
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


              For the month of October 1, 2006 to October 31, 2006

658      Konang-3R, Replacement Well Spud In
659      Start of Uranium Program in Angola
660      Quarterly Report September, 2006







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                                                                        CityView
                                                             Corporation Limited

                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com


October 10, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                       KONANG-3R, REPLACEMENT WELL SPUD IN

CityView Corporation Limited ("CityView") is pleased to announce that it has been advised by the Operator, Medco Energi that a replacement well Konang-3R was spudded in on October 8.

The Konang-3R well has a target depth of 3,600 feet and will be deviated with kick off point of 1,200 feet. The displacement from the previous well is +500 feet with no reservoir difference.

CityView is free carried through the drilling of Konang-3R.

                                                                        CityView
                                                             Corporation Limited

                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                          Western Australia 6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

October 18, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                       Start of Uranium Program in Angola

CityView Corporation Limited ("CityView") is pleased to announce that its work program on the Longonjo uranium project has commenced.

The Longonjo licence covers an area of 3,764 square kilometres southwest of the city of Huambo in central Angola. Work to date has revealed three prospects within the licence area. The potential for discovering a significant deposit is due to its carbonatite environment within a major IOCG (iron oxide-copper gold) system.

A contract has been executed with Black Rock Resources Ltd for the provision of project management services of two experienced geological consultants, Dr Michael Smith FIMM.CSci, C.Eng and Mr David Furlong who are both familiar with the Longonjo area.

A Consulting Agreement has also been executed with Aurum Exploration Ltd for the provision inter alia of Geological and Technical Field Services and G.I.S. and Drafting Services. Aurum are mobilising to site a senior geologist and an assistant geologist to undertake the sampling program.

In consideration of CityView covering the cost of the first month of the work program budgeted at US$135,000, CityView has increased its interest in both the Longonjo uranium project and the Ucua beryllium project from 30% to 36.3%

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634




                          REPORT FOR THE QUARTER ENDED
                                30 SEPTEMBER 2006

                               SUMMARY FACT SHEET

                                 Company Details

 Registered Office:                  17 Ord Street
                                     West Perth  WA     6005
                                     Australia
 Principal Place of Business:        Level 9
                                     28 The Esplanade
                                     Perth             WA   6000
 Telephone:                          (618) 9226 4788
 Fax:                                (618) 9226 4799
 E-Mail:                             info@cityviewcorp.com
                                     ---------------------
 Internet:                           www.cityviewcorp.com
                                     --------------------
 Chairman:                           M Ansari
 Chief Executive Officer:            P M Smyth
 Director and Company Secretary      J H Jacoby
 Auditor:                            BDO
 Australian Stock Exchange           CVI
 NASD Symbol:                        CTVWF
 Australian Share Registry:          Computershare Investor Services Pty. Ltd.
 US Share Registry:                  Computershare Trust Company Inc

--------------------------------------------------------------------------------
Market Capitalisation at 30 September 2006

Shares on Issue                       181,333,232
Options                               80,651,616
Fully Diluted Capital                 261,984,848
Market Value Fully Diluted            AUD$12,575,272    (US$9,391,590)

--------------------------------------------------------------------------------

 Trading Volume
                     AUS                 US                  TOTAL
 MONTH               VOLUME             VOLUME               VOLUME
 -----               ------             ------               ------
July 2006          5,521,068              63,376            5,584,444
Aug 2006           2,759,634             207,975            2,967,609
Sept 2006          3,305,520             176,790            3,482,310
TOTAL             11,586,222             448,141           12,034,363

--------------------------------------------------------------------------------

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                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

         Oil & Gas Indonesia

         Madura Concession - Madura Island

         On August 8, 2006 Konang-3 was spudded and reached a depth of 2,791 feet of its target depth of 4,920 feet when it struck technical difficulty and the decision was made to plug the well and consider the drilling of a replacement well. On October 8, 2006 a replacement well Konang-3R was spudded.

         CityView has a 2.65% interest in the Madura PSC and is free carried throughout the drilling of Konang-3 and Konang-3R.



         Angola - Uranium and Beryllium

         During the Quarter CityView completed its acquisition of a 30% interest in the Longonjo uranium project and the Ucua beryllium project in Angola.

         Three prospects have been identified within the Longonjo licence area:

         1. The Longonjo carbonatite is known to be prospective for niobium, tantalum and uranium minerals commonly associated with carbonatite complexes.

         2. The Catabola prospect is an IOCG (iron oxide copper-gold) occurrence.

         3.     The Caqueti-Cuma prospect is a vein type Cu-Au prospect.

         The Ucua licence area contains the Dande Pegmatite complex known as Zenza Norte, Zenza Sul and Mazumbo and is potentially an important source of beryllium.

         On October 16, 2006 CityView increased its interest in both the Longonjo uranium project and the Ucua beryllium project from 30% to 36.3%.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634


         Quest Energy Middle East Limited

         On July 27, 2006 CityView announced that after the clearing of its payments in arrears it now holds an unencumbered 8.3% of Quest Energy Middle East Limited.

         Quest Energy Middle East Limited is recognised throughout the Middle East as a qualified developer of oil and gas and power generation projects.




         Finance
         Cash at Bank                            AUD$   1,238,328
         Expenditure for the Quarter             AUD$   1,263,712





         P M SMYTH
         Chief Executive Officer


         19 October, 2006


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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


              For the month of October 1, 2006 to October 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION